Transforming Potential into Reality I-Mab Biopharma July 2025

Legal Disclaimer. This presentation has been prepared by I-Mab (the “Company”) solely for informational purposes. Certain of the information included herein was obtained from various sources, including certain third parties, and has not been independently verified by the Company. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives as to, and no reliance should be placed on the truth, accuracy, fairness, completeness, or reasonableness of the information or opinions presented or contained in, and omission from, this presentation. 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Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Forward Looking Statements. This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, ragistomig and uliledlimab; the projected development and advancement of the Company’s portfolio and anticipated milestones and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma and cholangiocarcinoma; the market opportunity and I-Mab’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, ragistomig and uliledlimab; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; and the Company’s expectations regarding its cash runway and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Disclaimer

Taking a Step Beyond Traditional Early Drug Development

ASSET	PHASE 1	PHASE 2	PHASE 3	INDICATIONS	PARTNERSHIPS
Givastomig[1] CLDN18.2 X 4-1BB Bispecific Ab				**1L GC, GEJ, EAC:** Target population of ~137k patients[2]	Bristol Myers Squibb ablbio medicine for a better life
Ragistomig[1] PD-L1 X 4-1BB Bispecific Ab				**Refractory/relapsed cancers:** PD-(L)1 progression impacts most patients with metastatic disease	ablbio medicine for a better life
Uliledlimab CD73 mAb				**1L mNSCLC:** Target population of 300k+ patients[3]	天境生物 TJ BIOPHARMA TJ Bio

1. Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503)
2. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035; Markets include U.S., five E.U., and Japan in 2025 based on Data Monitor Biomed Tracker
3. Global Data Epidemiology Data, Guidehouse legacy research

Notes: mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; mAb = monoclonal antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first line; PFS = progression free survival

I-MAB BIOPHARMA 3

Advancing Givastomig, A Potential Best-in-Class, Blockbuster CLDN18.2 Asset

Potential Best-in-Class CLDN18.2 Therapeutic for Gastric Cancer

- Advancing givastomig, a **novel bispecific, CLDN18.2 x 4-1BB**
- Clinical data to date has shown **anti-tumor activity with limited toxicities**
- Clinical **activity observed across various CLDN18.2 expression levels**, with higher binding affinity than other modalities

Metastatic Gastric Cancer Expected to be a $12Bn TAM[3]

- **5-year survival rate of ~7%[1]**
- Metastatic gastric cancer **impacts ~250k patients globally[2]**
- **$12Bn addressable market by 2030[3]** in mGC with potential to expand into other tumor types

Near-Term Potential Value Creation Milestones

- Phase 1b escalation study of givastomig in combination with nivolumab plus chemotherapy fully enrolled (n=17); **topline data presented in oral presentation at ESMO GI 2025**
- Phase 1b expansion study enrolling ahead of schedule (n=40); **topline data expected in Q1 2026**

Strong Capital Position with Cash Through Major Readouts

- **$168.6M** of cash as of March 31, 2025[4]; **expected to provide runway into 2027** based on current operating model, through expected clinical readouts for givastomig
- **Capital efficient operating model** with U.S.-based management team and clinical operations

1. The American Cancer Society; based on people diagnosed with metastatic gastric cancers between 2014 and 2020
2. Markets include U.S., five E.U. countries, and Japan in 2025 for patients based on Data Monitor Biomed Tracker
3. Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker
4. Includes cash and cash equivalents, and short-term investments

Notes: ESMO GI = European Society of Medical Oncology Gastrointestinal Cancers Congress 2025; mGC = metastatic gastric cancer; TAM = total addressable market

I-MAB BIOPHARMA

4

Significant Unmet Need in Gastric Cancer with Limited Treatment Options

5th most common cancer with ~250k patients globally and **4th leading cause of cancer mortality worldwide**[1]

Over 60% of patients are **diagnosed at an advanced or metastatic stage**[2], where prognosis is poor

Despite approved therapies, **5-year survival rates are only ~7%**[2]

Growing market with **$12Bn in sales expected by 2030**[3]

Current 1L Standards of Care Leave Significant Room for Improvement[4]


ORR – (%)
CHECKMATE-649
37%
47%
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
40%
40%
mFOLFOX6
Zolbetuximab + mFOLFOX6
mPFS – (months)
CHECKMATE-649
6.9
7.7
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
8.7
10.6
mFOLFOX6
Zolbetuximab + mFOLFOX6

I-MAB BIOPHARMA

1. Sung 2021; Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker
2. The American Cancer Society; based on patients diagnosed with metastatic gastric cancers between 2014 and 2020; https://doi.org/10.1016/j.ctarc.2024.100845
3. Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker
4. Study results included in FDA approval labels; CHECKMATE-649 used CapeOX in certain patients; comparisons are not based on data from head-to-head trials and are not direct comparisons

Notes: ORR = objective response rate; mPFS = median progression free survival; 1L = first line

5

Distribution of Claudin 18.2 Expression in Over 4,000 Gastric Cancer Patients

Cut-Off of ≥1% CLDN18.2 Expression Doubles Number of Patients Eligible for Approved CLDN18.2-based Therapy



Opportunity to expand and outperform other CLDN18.2 directed therapies1
Approved Therapy Only Addresses Portion of the Population
Proportion of samples, %
30
25
20
15
10
5
0
27
0
8
4
2
3
2
2
1
2
1
2
1
3
3
2
7
7
3
6
16
0
1-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80-84
85-89
90-94
95-100
Range of cells with moderate-to-strong membranous CLDN18 staining

Zolbetuximab: First Approved CLDN18.2 mAb for Gastric Cancer

- **Limited to subset** of CLDN18.2-positivity **((IHC 2+ or 3+) ≥75%)**[2]
- Approved with chemotherapy alone (**80-90% of patients treated with I/O plus chemotherapy, not chemotherapy alone**)

Significant Opportunity to Address Broad CLDN18.2 Market

- High unmet need remains with approximately **half of CLDN18.2-positive patients ineligible** for approved therapy
- **Opportunity to differentiate** from existing approved therapy particularly in **GI toxicities**

I-MAB BIOPHARMA

1. Shitara, K., Xu, RH., Ajani, J.A. et al. Global prevalence of claudin 18 isoform 2 in tumors of patients with locally advanced unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma. Gastric Cancer 27, 1058–1068 (2024)
2. VYLOY (zolbetuximab-clzb) FDA label

Notes: IHC = immunohistochemistry; GI = gastrointestinal; I/O = immuno-oncology; CLDN18.2 = Claudin 18.2; CLDN18 = Claudin 18.2 and Claudin 18.1

6

Expected Upcoming Clinical Readouts Across Portfolio Programs

Selected Financial Information

Cash, cash equivalents and short-term investments as of March 31, 2025, were **$168.6M; no debt**

Cash position expected to fund givastomig Phase 1b studies and further development initiatives **into 2027**

Issued and outstanding ordinary shares of 187.8M **representing the equivalent of 81.7M ADSs**[1] as of March 31, 2025

Anticipated Upcoming Milestones

Timing	Program	Milestone
Q4 2025	Givastomig	**Phase 1 GC/GEJ/EAC monotherapy data** Updated data from Phase 1 monotherapy study in CLDN18.2 gastric cancer patients
Q1 2026	Givastomig	**Phase 1b GC/GEJ/EAC dose expansion data** Topline data from combination with nivolumab plus chemo (n=40)
2H 2026	Uliledlimab	**Phase 2 PFS data from uliledlimab + toripalimab** Randomized study against pembrolizumab alone or toripalimab alone (TJ Bio China-only data)
Ongoing	Ragistomig	**Phase 1b dose expansion enrolling** Additional cohorts to expand the therapeutic index

I-MAB BIOPHARMA

1. Assuming the conversion of all ordinary shares into ADSs

Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; PFS = progression free survival; TJ Bio = TJ Biopharma; ESMO GI = European Society of Medical Oncology Gastrointestinal Cancers Congress 2025; CLDN18.2 = Claudin 18.2

7

First asset to be tested in US with immuno-chemotherapy standard of care in 1L gastric cancer Molecular Design Key Differentiation Clinical activity observed across various levels of CLDN18.2 expression  Exhibits CLDN18.2 binding even on low expressing tumor cells Higher-affinity binding to CLDN18.2 compared to reference antibody zolbetuximab Localized T cell activation in TME expected to minimize 4-1BB-mediated liver toxicity and systemic immune response Lead Program, Givastomig (Targeting Claudin 18.2 and 4-1BB) A potential best-in-class CLDN18.2 therapeutic for gastric cancer Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; 1L = first line; CLDN18.2 = Claudin 18.2 4-1BB scFv CLDN18.2

Givastomig, a Bispecific Antibody Targeting Claudin 18.2 and 4-1BB

Designed for balance between anti-tumor efficacy and safety

Conditional T Cell Activation Upon Tumor Engagement



Tumour cell
No activation
Tumour antigen
MHC-peptide
T-cell receptor
No clustering
Clustering
T cell
Activation

In Circulation | **Tumor Microenvironment**



Anti-CLDN18.2 IgG1
Anti-4-1BB scFv

Highly potent CLDN18.2 mAb

- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced Fc: IgG1 (N297A)

- No ADCC or CDC
- Designed to minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

Conditional 4-1BB agonist

- Localized T cell activation in TME leading to tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

I-MAB BIOPHARMA

Source: Revised from https://www.nature.com/articles/d43747-020-00568-5
Notes: IgG1 = Immunoglobin G1; scFv = single chain Fragment-variable region; ADCC = antibody-dependent cell-mediated cytotoxicity; CDC = complement-dependent cytotoxicity; TME = tumor microenvironment; CLDN18.2 = Claudin 18.2; MHC = major histocompatibility complex; mAb = monoclonal antibody

9

Comparison of Claudin 18.2-targeted Therapeutics Mechanisms of Action



4
Complement
NK cell
ADCC
CDC
Claudin 18.2
4
Macrophage
ADCP
TDCC &
Bystander killing
1
T cell
4-1BB
Cancer cell
Cytotoxicity
3
CD3
T cell
2
Bystander killing

1



Anti-CLDN18.2
Anti-4-1BB

Bispecific 4-1BB T Cell Activator (Givastomig)
Tumor killing by enhanced TDCC with anti-tumor memory by activating 4-1BB costimulatory signal, and bystander killing

2



Anti-CLDN18.2
Anti-CD3

Bispecific CD3 T Cell Engager (IBI389)
Tumor killing by TDCC and bystander killing via engagement of TCR co-receptor

High risk of CRS

3



Antibody-Drug Conjugate (AZD0901)
Tumor killing by cytotoxicity, bystander killing, ADCC, ADCP, and CDC

High risk of on-target GI toxicity & off-target systemic toxicity

4



Monoclonal Antibody (Zolbetuximab)
Tumor killing by ADCC, ADCP, and CDC

High risk of on-target GI toxicity

I-MAB BIOPHARMA

Source: Revised from Nat Rev Clin Oncol. 2024 May;21(5):354-369
Notes: ADCC = antibody-dependent cell-mediated cytotoxicity; ADCP = antibody-dependent cellular phagocytosis; CDC = complement-dependent cytotoxicity; TDCC = T cell dependent cellular cytotoxicity; CRS = cytokine release syndrome; GI = gastrointestinal

10

Givastomig Efficacy Across Broader Claudin 18.2 Expression

Drug	Givastomig (bispecific)	Zolbetuximab (CLDN18.2 targeted mAb)	
Phase	Phase 1	Phase 1	Phase 2
CLDN18.2 Expression (Study Group)	IHC ≥**1⁺ in ≥1%** cells	IHC ≥**1⁺ in ≥1%** cells	IHC ≥ **2⁺ in ≥ 50%** cells
Diagnosis	Previously treated GC/GEJ/EAC	Previously treated GC/GEJ	Previously treated GC/GEJ/EAC
Efficacy Evaluable (n)	43 45[1]	15	43
ORR (%)	**16%** (7/43) **18%** (8/45)[1]	Zero	9% (4/43)
DCR (CR+PR+SD, %)	**49%** (21/43) **49%** (22/45)[1]	1 SD	23% (10/43)
Source	Givastomig poster #1017P ESMO 2024	U Sahin et al. European Journal of Cancer 100 (2018) 17e26	O Tureci et al. Annals of Oncology 30: 1487–1495, 2019

I-MAB BIOPHARMA

1. Two additional patients dosed post ESMO 2024 data cutoff

Notes: mAb = monoclonal antibody; ORR = objective response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal cancer; IHC = immunohistochemistry. **Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons**

11

Differentiation of Givastomig from Other Claudin 18.2 Targeted Competitors
Phase 1 Monotherapy Data

		Givastomig (bispecific) (n=45, updated from ESMO 2024)		Zolbetuximab (mAb)[1] (n=54 safety; n=43 efficacy)		CMG901 (ADC)[2] (n=107)		IBI389 (TCE)[3] (n=120)	
Mechanism of Action		Conditional 4-1BB activation		ADCC and CDC		Direct cytotoxicity, ADCC, CDC, and bystander effects		Activation & proliferation of T cells	
Claudin 18.2 Threshold		1+ ≥1%		2+, 3+ ≥50%		2+ ≥5%		2+, 3+ ≥10%	
ORR		18%		9%		28%		26%	
		All Grades	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**
Safety#	TEAE	100%	71%	96%	NR	100%	68%	100%	69%
	TRAE	78%	33%	82%	NR	99%	57%	100%	58%
	Neutropenia	14%*	5%*	<10%^	NR	53%^	21%^	<10%	NR
	Nausea	20%	2%	63%^	15%^	57%^	4%^	37%	7%
	Vomiting	11%	2%	57%^	22%^	56%^	10%^	23%	3%
	ALT / AST	16% / 16%	2% / 4%	<10%^ / <10%^	NR	29%^ / 42%^	0%^ / 0%^	44% / 45%	3% / 1%
	GGT	11%	2%	<10%^	NR	14%^	1%^	41%	19%
	CRS	2%	0%	<10%^	NR	NR	NR	54%	0.8%
Development Status		Phase 1b nivolumab + mFOLFOX6 in 1L GC ongoing		Zolbe + chemotherapy approved in CLDN18.2-high 1L GC		Phase 3 monotherapy in 2L+ GC ongoing		Phase 1 monotherapy & combination with I/O ongoing in 2L+ GC	

I-MAB BIOPHARMA

= TRAE unless noted; ^ = TEAE; * = including febrile neutropenia; NR = Not reported 1)Annals of Oncology; 2) Ruan, Lancet 2025; 3) Hao, Zheng 2024 ASCO

Notes: ORR = objective response rate; GC = gastric cancer; ADCC = antibody dependent cellular cytotoxicity; CDC = complement-dependent cytotoxicity; 1L = first line; 2L = second line.**Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons**

12

Phase 1b Study Design of Givastomig Combined with Immuno-chemotherapy

Dose expansion data expected Q1 2026

Study Design:

- Multi-center, dose-escalation and expansion phase 1b study
- **Enrolled only U.S. patients**
- BOIN with at least four subjects per dose

Eligibility:

- 1L unresectable or metastatic GC/GEJ/EAC (GEA)
- HER2-negative
- **CLDN18.2 ≥1+ on ≥1% of tumor cells**
- **All comers PD-L1**

Dose Escalation *(n=17)*

Dose Level 3 *(n=6)*
Giva 12 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Level 2 *(n=6)*
Giva 8 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Level 1 *(n=5)*
Giva 5 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Expansion *(n=40)*

Dose Level 3 (*n=20*)
Giva 12 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W
Enrollment Ongoing

Dose Level 2 (*n=20*)
Giva 8 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W
Fully Enrolled

Endpoints:

Primary: Safety

Secondary:

Response rate: ORR, BoR, DoR

Survival: PFS, OS

PK/PD

Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; mFOLFOX6 = standard of care chemotherapy regimen; nivo = nivolumab; Q2W = every two weeks; Giva = givastomig; MAD/MTD = multiple ascending dose or maximum tolerated dose; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival; 1L = first line; BOIN = Bayesian optimal interval; PD-L1 = programmed death-ligand 1

I-MAB BIOPHARMA 13

Dose Escalation Baseline Patient Characteristics Feature(s) 5 mg/kg (n=5) 8 mg/kg (n=6) 12 mg/kg (n=6) Total (n=17) Age Median (range) 45 54 57 56 (41, 65) (35, 69) (43, 79) (35, 79) Gender Female 3 (60%) 4 (67%) 5 (83%) 12 (71%) Male 2 (40%) 2 (33%) 1 (17%) 5 (29%) Race White 5 (100%) 3 (50%) 3 (50%) 11 (65%) Asian 0 2 (33%) 2 (33%) 4 (23%) Black 0 1 (17%) 0 1 (6%) NR 0 0 1 (17%) 1 (6%) ECOG PS 0 4 (80%) 4 (67%) 1 (17%) 9 (53%) 1 1 (20%) 2 (33%) 5 (83%) 8 (47%) Tumor Location Gastric 3 (60%) 5 (83%) 6 (100%) 14 (82%) GEJ 1 (20%) 1 (17%) 0 2 (12%) Esophageal 1 (20%) 0 0 1 (6%) CLDN18.2 ≥ 75% 3 (60%) 5 (83%) 4 (67%) 12 (71%) < 75% 2 (40%) 1 (17%) 2 (33%) 5 (29%) ≥ 40% 4 (80%) 5 (83%) 5 (83%) 14 (82%) < 40% 1 (20%) 1 (17%) 1 (17%) 3 (18%) PD-L1 CPS ≥ 1 4 (80%) 5 (83%) 6 (100%) 15 (88%) < 1 1 (20%) 1 (17%) 0 2 (12%) MSI MSI-H 0 0 0 0 MSS 5 (100%) 6 (100%) 6 (100%) 17 (100%) Notes: Data cutoff as of June 10, 2025 ECOG PS = Eastern Cooperative Oncology Group performance status; GEJ = gastroesophageal junction; CPS = combined positive score; MSI = microsatellite instability; MSI-H = microsatellite instability-high; MSS = microsatellite stable; NR = not reported; CLDN18.2 = Claudin 18.2; PD-L1 = programmed death-ligand 1

Givastomig + Nivolumab + mFOLFOX6 Achieved an ORR of 71% Across Range of PD-L1 & CLDN18.2 Expression Biomarker ORR: % (n) All Escalation (n=17) Expansion Cohorts (8 & 12 mg/kg) (n=12) Total 71 (12/17) 83 (10/12) PD-L1 ≥ 5 82 (9/11) 89 (8/9) < 5 50 (3/6) 67 (2/3) ≥ 1 73 (11/15) 82 (9/11) < 1 50 (1/2) 100 (1/1) CLDN18.2 ≥ 75 67 (8/12) 78 (7/9) < 75 80 (4/5) 100 (3/3) ORR: % (n) PD-L1 ≥ 5 PD-L1 < 5 CLDN18.2 ≥ 75 80 (8/10) 0 (0/2) CLDN18.2 < 75 100 (1/1) 75 (3/4) Notes: Data cutoff as of May 15, 2025; PD-L1 assays:22C3 pharmDX, or local test; CLDN: Ventana SP455 or 43-14A; SD = stable disease; PR = confirmed partial response; ORR = objective response rate; CPS = combined positive score; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; CLDN = Claudin 18.2

Combination Therapy Demonstrated Rapid, Deep, and Durable Responses All patients had a decrease in target lesions at the first follow-up scan 6 out of 6 patients at the 12 mg/kg dose level had deeper responses from the second to third follow-up scan Notes: Data cutoff as of May 15, 2025

Givastomig + Nivolumab + mFOLFOX6 Responses Continue to Mature but Highlight Potential for Long-Term Efficacy CPS CLDN Median follow-up of 9.0 months across all dose levels Estimated 6-month PFS rate of 82% for 8 mg/kg and 12 mg/kg cohorts (n=12) and 73% for all patients (n=17) One patient at 5 mg/kg dose level (low PD-L1 and low CLDN) continues beyond 12 months 4 out of 6 patients remain on study at the 12mg/kg dose level Notes: Data cutoff as of May 15, 2025 PFS = progression free survival; CI = confidence interval; PD = progressive disease; PR = partial response; SD = stable disease; NE = not evaluable; CPS = combined positive score; CLDN = Claudin 18.2; PD-L1 = programmed death-ligand 1

PK and PD Profiles in Combination Escalation Cohorts Givastomig PK profile in combination therapy was similar to that in monotherapy PD Effect on Peripheral Soluble 4-1BB at C1D15 Exposure of givastomig observed to increase in an approximately dose-proportional manner (at doses ≥ 5 mg/kg); with half-life ~140 hours Induction of soluble 4-1BB observed to be positively correlated with exposure of givastomig Induction of soluble 4-1BB in monotherapy observed to plateau above 8mg/kg Induction in soluble 4-1BB in combination study at 12 mg/kg observed to be higher than that at 8 mg/kg, but not statistically significant. Difference between 12 mg/kg and 5 mg/kg observed to be statistically significant Notes: PK = pharmacokinetic; PD = pharmacodynamic; PR = partial response; SD = stable disease

Givastomig Well Tolerated in Combination with Immuno-chemotherapy

No dose limiting toxicity was observed

	5 mg/kg (n=5) (%)	8 mg/kg (n=6) (%)	12 mg/kg (n=6) (%)	Total (n=17) (%)
TEAE	100%	100%	100%	100%
TRAE giva	80%	83%	100%	88%
TRAE any drug	100%	100%	100%	100%
SAE	60%	67%	17%	47%
Related SAE giva	20%	0%	17%	12%
Related SAE any drug	40%	17%	17%	24%
Grade ≥3 TEAE	**80%**	**67%**	**50%**	**65%**
Grade ≥3 TRAE giva	**20%**	**17%**	**33%**	**24%**
Grade ≥3 TRAE any drug	**60%**	**67%**	**33%**	**53%**
TRAE → interruption	**0%**	**50%**	**17%**	**24%**
TRAE → treatment DC	**20%**	**0%**	**17%**	**12%**
Disease progression	0%	33%	0%	12%
TRAE any drug → death	0%	0%	0%	0%

Key Adverse Events Related to Any Drug in ≥ 10%

Adverse Event (n=17)	Grades ≤2	Grade 3	Grade 4	All Grades
Neutropenia	6 (35%)	4 (24%)	2 (12%)	12 (71%)
Peripheral neuropathy	10 (59%)	0	0	10 (59%)
Nausea	**9 (53%)**	**0**	**0**	**9 (53%)**
Vomiting	**6 (35%)**	**0**	**0**	**6 (35%)**
Infusion related reaction	6 (35%)	1 (6%)	0	7 (41%)
Diarrhea	5 (29%)	0	0	5 (29%
Abdominal pain	2 (12%)	1 (6%)	0	3 (18%)
Gastritis	2 (12%)	1 (6%)	0	3 (18%)
ALT increased	**1 (6%)**	**1 (6%)**	**0**	**2 (12%)**
AST increased	**1 (6%)**	**1 (6%)**	**0**	**2 (12%)**

Immune Related Adverse Events

Adverse Event (n=17)	Grades ≤2	Grade 3	Grade 4	All Grades
Pneumonitis	1 (6%)	0	0	1 (6%)
Immune nephritis	0	1 (6%)	0	1 (6%)
Rash maculo-papular	2 (12%)	0	0	2 (12%)

Data cutoff as of June 10, 2025

TEAE = treatment emergent adverse event; TRAE = treatment related adverse event; SAE = serious adverse event; DC = discontinuation; giva = givastomig;ALT = alanine transaminase; AST = aspartate aminotransferase

I-MAB BIOPHARMA

19

Givastomig Dose Escalation (n=17) CHECKMATE-6491 (n=1,549) SPOTLIGHT2 (n=557) Givastomig (All doses) Escalation Combo (n=17) Givastomig (8 mg/kg + 12 mg/kg) Escalation Combo (n=12) mFOLFOX6 / CapeOX (n=767) mFOLFOX6 / CapeOX + Nivo (n=782) mFOLFOX6 (n=278) mFOLFOX6 + Zolbe (n=279) AST increased All Grades 3 (18%) 2 (12%) 1 (8%) 1 (8%) 9% 16% 16% 18% ≥ Grade 3 1 (6%) 1 (6%) 0% 0% 1% 2% 3% 1% ALT increased All Grades 3 (18%) 2 (12%) 1 (8%) 1 (8%) 7% 11% 17% 12% ≥ Grade 3 2 (12%) 1 (6%) 0% 0% 1% 1% 3% 1% Neutropenia All Grades 12 (71%) 12 (71%) 8 (67%) 8 (67%) 39% 45% 67% 71% ≥ Grade 3 6 (35%) 6 (35%) 4 (33%) 4 (33%) 21% 26% 48% 53% Nausea All Grades 10 (59%) 9 (53%) 8 (67%) 7 (58%) 38% 41% 61% 82% ≥ Grade 3 0% 0% 0% 0% 2% 3% 6% 16% Vomiting All Grades 7 (41%) 6 (35%) 7 (58%) 6 (50%) 22% 25% 36% 67% ≥ Grade 3 0% 0% 0% 0% 3% 2% 6% 16% IRR All Grades 7 (41%) 7 (41%) 7 (58%) 7 (58%) NR NR NR NR ≥ Grade 3 1 (6%) 1 (6%) 1 (8%) 1 (8%) NR NR NR NR Givastomig Combination Safety: Comparable to Other 1L Combinations in GC TRAE (any drug), TEAE Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40 Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 - 1668 Data cutoff as of June 10, 2025 Notes: TEAE = treatment emergent adverse event; TRAE = treatment related adverse event; ALT = alanine transaminase; AST = aspartate aminotransferase; NR = not reported; IRR = infusion related reaction; 1L = first line; GC = gastric cancers

Claudin 18.2 Gastric Cancer Market Opportunity

Approximately 250,000 patients diagnosed with gastric cancer globally[1]


250k
195k
137k
Gastric Cancer
HER2-negative[2]
CLDN18.2-positive[3]

1L HER2-negative Gastric Cancer Therapeutic Landscape


100%
10%
1%
PD-L1 CPS
Givastomig Potentially FIC & BIC
Givastomig Potentially BIC
Zolbetuximab[4]
>1%
>75%
CLDN18.2 Level

1. Markets include U.S., 5 E.U., and Japan in 2025 based on Data Monitor Biomed Tracker
2. HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER2 screening data from ToGA : targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84
3. CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035
4. VYLOY (zolbetuximab-clzb) FDA label

Notes: CPS = combined positive score; BIC = best-in-class; FIC = first-in-class; 1L = first line

21

Significant Opportunity for Claudin 18.2 Asset Class Beyond Gastric Cancer

CLDN18.2 class has substantial estimated market potential in oncology by 2030



Gastric Cancer
Pancreatic Ductal Adenocarcinoma
Cholangiocarcinoma
~$12Bn[1]
>70%[4]
~$6Bn[2]
60-85%[5]
~$3Bn[3]
~70%[5]

	Gastric Cancer	Pancreatic Ductal Adenocarcinoma	Cholangiocarcinoma
Ongoing Trials*	✓	✓	
Clinical POC*	✓		

** Representative of entire competitive landscape – not I-Mab specific*

I-MAB BIOPHARMA

1. Markets include U.S., 5 E.U., and Japan by 2030 based on Data Monitor Biomed Tracker
2. Pancreatic Cancer Market Size, Share, and Trends 2024 to 2034
3. Olympus Research Global and Wall Street Equity Research
4. Represents CLDN18.2 prevalence within population; Ventana Assay Validation Report on file
5. Ventana Assay Validation Report on file

Market Opportunity　Prevalence of CLDN18.2 Expression

22

Intellectual Property Portfolio for Givastomig 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 US 17/286,437 (Granted) Composition of Matter / Method of Use Treatment of Cancer Aug-2040 US 18/866,687 (Pending)1 Method of Use Dosing Regimen May-2043 PCT/CN2023/122092 (Pending)1 Method of Use Combination with Second Therapeutic Agent Sep-2043 US 63/693,641 (Pending)1 Method of Use Dosing Regimen and Combination Therapy Sep-2045 Applications pending, expiration date approximated based on expected grant date(s) Treatment of Cancer Dosing Regimen Combination with Second Therapeutic Agent Dosing Regimen and Combination Therapy

Givastomig, a Potential Best-in-Class Claudin 18.2 Therapeutic First CLDN18.2 asset tested in U.S. with immuno-chemotherapy standard of care in 1L gastric cancer Notes: scFv = single chain Fragment-variable region; 1L = first line; CLDN18.2 = Claudin 18.2 83% ORR at doses selected for ongoing dose expansion study, with favorable overall tolerability, with a low level of gastric side effects Rapid and durable responses that deepened over time Broad potential in gastric cancers and other solid tumors 4-1BB scFv CLDN18.2 Responses observed in patients with low PD-L1 and/or CLDN18.2 expression

Molecular Design: Molecule binds to PD-L1 for activation of 4-1BB in the TME Implications: Mitigation of liver toxicity and systemic immune response Enhancement of anti-tumor immunity and re-invigoration of exhausted T cells1 Development: Co-development with ABL Bio Combinations will require maximizing the therapeutic index Implications: Further testing of additional doses and interval administration to maximize the therapeutic index Ragistomig (ABL503) targeting PD-L1 and 4-1BB A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator 4-1BB scFv PD-L1 IgG JITC 2021 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment

Phase 1 Data Support Further Development as a Monotherapy and in Combination with Other Agents Overview: 44 efficacy evaluable patients (53 enrolled) with advanced or relapsed/refractory solid tumors (NCT04762641) 64.2% (34/53) of patients enrolled had at least three prior lines of systemic anti-cancer treatment Efficacy Results at 3 and 5 mg/kg Q2W: Objective Response Rate (ORR) of 26.9% (7/26), Clinical Benefit Ratio (CBR) of 69.2% (18/26) One CR, six PRs, eleven SDs 71.4% of responders had received prior anti-PD-(L)-1 inhibitors The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy) Conclusion: Compelling clinical data in checkpoint inhibitor relapsed/refractory and I/O naïve patients Treatment Duration (Days) CR start PR start On-going PD start 0.7 mg 2 mg/kg 2 mg 3 mg/kg 7 mg 5 mg/kg 0.3 mg/kg 7 mg/kg 1 mg/kg 10 mg/kg Source: ASCO 2024 Notes: Data cut-off as of April 19, 2024. CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; I/O = Immuno-oncology; Q2W = every two weeks

Manageable Safety Profile MTD established with 7 mg/kg every two-week dosing Most common TRAEs were increased ALT and increased AST None of the transaminase elevations were accompanied by clinically significant, treatment-related bilirubin increases Grade ≥ 3 ALT or AST increases occurred in 24.5% (13/53) of patients and improved with corticosteroids or ragistomig treatment interruption No cytokine release syndrome occurred, and one infusion-related reaction occurred at 5 mg/kg (Grade 2) ABL503 monotherapy Demography All patients (N = 53) All grades, n(%) Grade ≥ 3, n(%) Any TRAE 40 (75.5) 22 (41.5) TRAE occurring in ≥ 10% of patients Alanine aminotransferase increased 17 (32.1) 12 (22.6) Aspartate aminotransferase increased 16 (30.2) 11 (20.8) Pyrexia 8 (15.1) 1 (1.9) Nausea 7 (13.2) - Rash 7 (13.2) 2 (3.8) Fatigue 6 (11.3) 1 (1.9) Platelet count decreased 6 (11.3) 1 (1.9) Source: ASCO 2024 poster, Table 2 Notes: Data cut-off as of April 19, 2024. MTD = maximally tolerated dose; TRAE = treatment-related adverse events; ALT = alanine aminotransferase; AST = aspartate aminotransferase

Ragistomig Results Compared to Acasunlimab Phase 1 Ragistomig (ABL503) Acasunlimab (GEN1046) Phase Phase 1 (NCT04762641) Phase 1 (NCT03917381) Treatment Monotherapy 0.7 mg – 10 mg/kg, Q2W Monotherapy 25 – 1,200 mg, Q3W Diagnosis Advanced or refractory solid tumors Advanced or refractory solid tumors Efficacy Evaluable 26 (sum of 3 mg/kg and 5 mg/kg) 61 (25 – 1,200 mg) 30 (80 – 200 mg) ORR 26.9% (7/26) 6.6% (4/61) 13.3% (4/30, 80 – 200 mg) DCR (CR+PR+SD) 69.2% (18/26) 65.6% (40/61) Safety Grade 3 AST / ALT: 24.5% (13/53) Grade 3 AST / ALT: 10% Source Ragistomig poster ASCO 2024 Cancer Discovery 2022 Notes: ASCO 2024 = American Society for Clinical Oncology Annual Meeting; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

Uliledlimab (Targeting CD73)

A potential best-in-class CD73 therapeutic


Anti-CD73

CD73 Biology:

CD73 is the **rate-limiting enzyme and best target in the adenosine immunosuppressive pathway**

Key Advantages:

Uliledlimab **completely inhibits** CD73 activity and the production of adenosine **without the "hook effect"**[1]

Development:

Coordinated global development with TJ Bio

Status:

I-Mab development paused pending positive data from TJ Bio's ongoing doublet study in 1L CD73+ NSCLC

1. AACR 2021

Note: mNSCLC = metastatic non-small cell lung cancer; AMP = adenosine monophosphate; TJ Bio = TJ Biopharma

29

CD73 enzyme activity inhibition Dose-dependent CD73 inhibition without the “hook effect”2 Uliledlimab Designed to Bind and Inhibit CD73 without a Hook Effect Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site Oleclumab (MEDI9447) was internally produced based upon the published sequence AACR 2021 Source: I-MAB information on file

Partial inhibition by inter-dimer binding mode Complete inhibition by intra-dimer binding mode Uliledlimab May Completely Inhibit CD73 Function in vitro Notes: Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence

Ulileldlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity

Phase 2 ORR data from front-line NSCLC Cohort*

ORR% (n)	PD-L1 All	PD-L1≥1%
CD73[High]	53% (10/19)	63% (10/16)
CD73[Low]	18% (8/45)	20% (5/25)
Pembro (KN-042) PD-L1≥1%	NA	27% (174/637)

Safety observations for uliledlimab, administered to >200 patients in combination studies with CPIs

Safety profile of combination comparable to CPI monotherapy studies

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences)
*Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients

I-MAB BIOPHARMA 32

Expected Upcoming Clinical Readouts Across Portfolio Programs

Selected Financial Information

Cash, cash equivalents and short-term investments as of March 31, 2025, were **$168.6M; no debt**

Cash position expected to fund givastomig Phase 1b studies and further development initiatives **into 2027**

Issued and outstanding ordinary shares of 187.8M **representing the equivalent of 81.7M ADSs**[1] as of March 31, 2025

Anticipated Upcoming Milestones

Timing	Program	Milestone
Q4 2025	Givastomig	**Phase 1 GC/GEJ/EAC monotherapy data** Updated data from Phase 1 monotherapy study in CLDN18.2 gastric cancer patients
Q1 2026	Givastomig	**Phase 1b GC/GEJ/EAC dose expansion data** Topline data from combination with nivolumab plus chemo (n=40)
2H 2026	Uliledlimab	**Phase 2 PFS data from uliledlimab + toripalimab** Randomized study against pembrolizumab alone or toripalimab alone (TJ Bio China-only data)
Ongoing	Ragistomig	**Phase 1b dose expansion enrolling** Additional cohorts to expand the therapeutic index

I-MAB BIOPHARMA

1. Assuming the conversion of all ordinary shares into ADSs

Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; PFS = progression free survival; TJ Bio = TJ Biopharma; ESMO GI = European Society of Medical Oncology Gastrointestinal Cancers Congress 2025; CLDN18.2 = Claudin 18.2

33

Appendix

Givastomig: Phase 1 Monotherapy Efficacy in Heavily Pretreated Patients



0 1 2 3 4 5 6 7 8 9 10 11 20 21 22
Esophagus 11
Stomach 95
Esophagus 99
Stomach 55
Stomach 90
Stomach 25
Esophagus 98
Stomach 50
Stomach 20
Stomach 7
Stomach 55
GEJ 30
Stomach 100
Stomach 100
Stomach 90
Stomach 15
Esophagus 75
Stomach 95
Stomach 99
Stomach 90
Stomach 98
Stomach 100
Stomach 95
Stomach 95
GEJ 50
Stomach 1
Stomach 30
Esophagus 20
Stomach 90
Stomach 95
Stomach 75
Stomach 80
Stomach 70
Stomach 100
Stomach 100
Stomach 100
Stomach 80
Esophagus 85
Stomach 45
Stomach 90
Esophagus 75
Stomach 100
Stomach 100
>
Study Months (C1D1 to End of Treatment date)
5 mg/kg
8 mg/kg
12 mg/kg
15 mg/kg
18 mg/kg
> Treatment Ongoing
Numbers: CLDN18.2 %
PD
SD
PR
x = Death

Conclusion:

- **Givastomig was well tolerated and exhibits monotherapy activity in heavily pre-treated GC patients with a range of CLDN18.2 expression**

Patient Overview:

- 43 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC
- A median of three prior lines of systemic therapy (range 1-6); doses between 5-18 mg/kg[1]
- Cohort is a subset of Phase 1a (NCT04900818)

Responses:

- Seven partial responses (PR) observed with an objective response rate (ORR) of 16.3% (7/43)
- Stable disease (SD) was reported in 14 patients, implying a disease control rate (DCR) of 48.8% (21/43)
- CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-1 or PD-L1 inhibitors

Source: Data on file (IMAB)

1. Defined as the predicted efficacious dosing range, based on preclinical studies

Notes: Data cut-off as of July 30, 2024; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma

I-MAB BIOPHARMA 35

Givastomig: Phase 1 Monotherapy Safety – Treatment Related AEs

Treatment-related adverse events (TRAEs) occurring in >5% (n=43)

Preferred Term (all numbers are n(%))	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	All Grades
Nausea	6 (14.0)	4 (9.3)	1 (2.3)	-	-	11 (25.6)
Anemia	2 (4.7)	5 (11.6)	3 (7.0)	-	-	10 (23.3)
White blood cell count decreased	4 (9.3)	3 (7.0)	3 (7.0)	-	-	10 (23.3)
Vomiting	4 (9.3)	2 (4.7)	1 (2.3)	-	-	7 (16.3)
Decreased appetite	3 (7.0)	2 (4.7)	1 (2.3)	-	-	6 (14.0)
Alanine aminotransferase increased	2 (4.7)	2 (4.7)	1 (2.3)	-	-	5 (11.6)
Aspartate aminotransferase increased	3 (7.0)	-	2 (4.7)	-	-	5 (11.6)
Gamma-glutamyl transferase increased	1 (2.3)	3 (7.0)	1 (2.3)	-	-	5 (11.6)
Neutrophil count decreased	1 (2.3)	3 (7.0)	1 (2.3)	-	-	5 (11.6)
Infusion related reaction	1 (2.3)	2 (4.7)	1 (2.3)	-	-	4 (9.3)
Lymphocyte count decreased	-	-	4 (9.3)	-	-	4 (9.3)
Fatigue	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Headache	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Hypoalbuminemia	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Lipase increased	1 (2.3)	1 (2.3)	1 (2.3)	-	-	3 (7.0)
Platelet count decreased	1 (2.3)	1 (2.3)	-	1 (2.3)	-	3 (7.0)
Weight decreased	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)

- No DLT was reported up to 15 mg/kg Q2W and 18 mg/kg Q3W, and MTD was not reached
- Most commonly reported TRAEs (>20% of subjects): Grade 1, 2 or 3 nausea (25.6%), anemia (23.3%), white blood cell count decreased (23.3%)
- 15 subjects (34.9%) experienced at least one Grade ≥ 3 TRAE with no Grade 5 TRAEs
- Most gastrointestinal TRAEs were Grade 1 or 2 and do not appear to be dose-related

I-MAB BIOPHARMA

Source: ESMO 2024

Notes: Data cut-off as of June 1, 2024; DLT = dose-limiting toxicity; MTD = maximum tolerated dose; AE = adverse event; TRAE = treatment emergent adverse event; Q2W = every two weeks; Q3W = every three weeks

36

Evolving Competitive Landscape in 1L Gastric Cancer

	Givastomig (bispecific)	Bemarituzumab (mAb)	Rilvegostomig (bispecific)	Domvanalimab (mAb)
Target	CLDN18.2/4-1BB	FGFR2b	PD-1 / TIGIT	TIGIT
Mechanism of Action	Conditional 4-1BB activation	Blocking FGFR2 pathway, ADCC	Blocking PD-1 and TIGIT pathways	Blocking TIGIT pathway
Company	I-Mab	Amgen	AstraZeneca	Arcus
Geography	US	Global	Global	US/Korea
Target population	CLDN18.2+, HER2- (~70% HER2-)	FGFR2b+, HER2- (11-19% HER2-)	HER2-	HER2-
Add-On	nivolumab + mFOLFOX6	mFOLFOX6	XELOX or FOLFOX	Zimberelimab + FOLFOX
ORR	83%	57%	68% (53% confirmed)	59% (54% confirmed)
mPFS (month)	Not mature	14.0	NR	NR
mOS (month)	Not mature	24.7	NR	NR
Grade ≥3 TEAEs	65%	83% (41% d/c rate, 77% due to ocular AE)	45%	66%
Data Source	ESMO GI 2025	FIGHT Phase 2	ESMO 2024	ASCO 2023

Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons

I-MAB BIOPHARMA

Notes: ORR = objective response rate; mPFS = median progression free survival; mOS = median overall survival; TEAE = treatment emergent adverse event; 1L = first line;NR = not reported; FGFR2b = fibroblast growth factor receptor 2; HER2 = human epidermal growth factor receptor 2; mAb = monoclonal antibody; TIGIT = T cell immunoreceptor with Ig and ITIM domains; ADCC = antibody dependent cellular cytotoxicity; PD-1 = programmed cell death protein; d/c rate = discontinuation rate; ESMO = European Society of Medical Oncology Congress; ASCO = American Society of Clinical Oncology

37

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